Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

(Expressed in thousands of U.S. Dollars, except ratios)	2012	2011	2010	2009	2008
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	134,761	54,336	305,891	256,236	(174,086)
Fixed charges	32,512	29,658	30,556	23,260	37,462
Total Earnings (Loss)	167,273	83,994	336,447	279,496	(136,624)
Fixed Charges:
Interest and amortization on indebtedness	28,432	26,923	28,467	21,453	36,143
Rental expense at 33.3% (1)	4,080	2,735	2,089	1,807	1,319
Total Fixed Charges	32,512	29,658	30,556	23,260	37,462
Ratio of Earnings to Fixed Charges	5.1	2.8	11.0	12.0	(3.7)
Deficiency	N/A	N/A	N/A	N/A	(174,086)

(1) 33.3% represents a reasonable approximation of the interest factor